UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PERNIX THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Shares of Common Stock, $0.01 par value per share

(Title of Class of Securities)

71426V108

(CUSIP Number)

April 16, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108		13G

1.	Names of Reporting Persons Bracebridge Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,078,735 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,078,735 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,078,735 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.94%

12.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 71426V108		13G

1.	Names of Reporting Persons FFI Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,682,554 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,682,554 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,554 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.56%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71426V108		13G

1.	Names of Reporting Persons FYI Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 423,561 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 423,561 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,561 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.72%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71426V108		13G

1.	Names of Reporting Persons Olifant Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 423,561 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 423,561 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,561 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.72%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71426V108		13G

1.	Names of Reporting Persons Strongbow Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 313,748 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 313,748 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,748 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.53%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71426V108		13G

1.	Names of Reporting Persons Value Recovery Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 235,311 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 235,311 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,311 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.40%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 71426V108		13G

1.	Names of Reporting Persons Nancy Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,078,735 shares of Common Stock*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,078,735 shares of Common Stock*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,078,735 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.94%

12.	Type of Reporting Person (See Instructions) IN

*As founder of Bracebridge Capital, LLC, Ms. Zimmerman may be deemed to beneficially own such shares, but expressly disclaims beneficial ownership thereof except to the extent of her pecuniary interest therein.

CUSIP No. 71426V108		13G

1.	Names of Reporting Persons Gabriel Sunshine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,078,735 shares of Common Stock*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,078,735 shares of Common Stock*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,078,735 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.94%

12.	Type of Reporting Person (See Instructions) IN

*As founder of Bracebridge Capital, LLC, Mr. Sunshine may be deemed to beneficially own such shares, but expressly disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.

Item 1.
	(a)	Name of Issuer: Pernix Therapeutics Holdings, Inc. (the “Issuer”).
	(b)	Address of the Issuer’s Principal Executive Offices: 10 North Park Place, Suite 201, Morristown, NJ 07960.

Item 2.
(a)

Name of Person Filing:
This joint statement on Schedule 13G is being filed by Bracebridge Capital, LLC, FFI Fund Ltd., FYI Ltd., Olifant Fund, Ltd., Strongbow Fund Ltd., Value Recovery Fund Limited, Nancy Zimmerman, and Gabriel Sunshine, who are collectively referred to as the “Reporting Persons.”  Bracebridge Capital, LLC (the “Investment Manager”) is the investment manager of each of FFI Fund Ltd. (“FFI”), FYI Ltd. (“FYI”), Olifant Fund, Ltd. (“Olifant”), Strongbow Fund Ltd. (“Strongbow”), and Value Recovery Fund Limited (“Value Recovery”). Ms. Zimmerman and Mr. Sunshine are founders of the Investment Manager, and each of Ms. Zimmerman and Mr. Sunshine has shared authority to vote and dispose of the shares of Common Stock (as defined below) reported in this Schedule 13G.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)

Address of Principal Business Office:
The principal business office of the Reporting Persons with respect to the shares reported hereunder is 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116.

(c)

Citizenship:
The Investment Manager is a Delaware limited liability company.  Each of FFI, FYI, Olifant, Strongbow and Value Recovery (together, the “Funds”) is a Cayman Islands limited company.  Ms. Zimmerman and Mr. Sunshine are U.S. Citizens.

	(d)	Title and Class of Securities: Shares of Common Stock, $0.01 par value per share (“Common Stock”).
	(e)	CUSIP Number: 71426V108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A.

Item 4.	Ownership:

As of April 16, 2015 the Reporting Persons, in the aggregate, beneficially own 4,078,735 shares of Common Stock of the Issuer, representing approximately 6.94% of such class of securities.  The beneficial ownership of each Reporting Person is as follows: (i) FFI beneficially owns 2,682,554 shares of Common Stock representing approximately 4.56% of the class; (ii) FYI beneficially owns 423,561 shares of Common Stock representing approximately 0.72% of the class; (iii) Olifant beneficially owns 423,561 shares of Common Stock representing approximately 0.72% of the class, (iv) Strongbow beneficially owns 313,748 shares of Common Stock representing approximately 0.53% of the class, (v) Value Recovery beneficially owns 235,311 shares of Common Stock representing approximately 0.40% of the class, and (vi) the Investment Manager, as the investment manager of each Fund, and Ms. Zimmerman and Mr. Sunshine each may be deemed to beneficially own 4,078,735 shares of Common Stock of the Issuer representing approximately 6.94% of the class.  The percentage of Common Stock beneficially owned by each Reporting Person is based on a total of 58,780,062 shares of Common Stock consisting of (i) 38,386,381 shares of common stock outstanding as of February 25, 2015, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ending December 31, 2014, plus (ii) the 2,338,129 shares of common stock issued as “Inducement Shares”, as reported in the Issuer’s current report on Form 8-K filed with the SEC on April 17, 2015, plus (iii) 18,055,552 shares of Common Stock which may be issued within the next 60 days upon the conversion by all holders of the Issuer’s 8.00% Convertible Senior Notes due 2019 representing $65 million aggregate principal amount, as agreed to by all such holders and reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2015.

Each of the Funds has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). The Investment Manager, as the investment manager of each of the Funds, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G, but expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by it except to the extent of its pecuniary interest therein.  Each of Ms. Zimmerman and Mr. Sunshine, by virtue of their positions with the Investment Manager, have the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G, but each expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by him or her except to the extent of his or her pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:
N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A.

Item 8.	Identification and Classification of Members of the Group:
N/A.

Item 9.	Notice of Dissolution of Group:
N/A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2015

BRACEBRIDGE CAPITAL, LLC

BY:

/s/ Gabriel Sunshine
Name: Gabriel Sunshine
Title: Authorized Signatory

FFI FUND LTD.

BY:

/s/ Gabriel Sunshine
Name: Gabriel Sunshine
Title: Authorized Signatory

FYI LTD.

BY:

/s/ Gabriel Sunshine
Name: Gabriel Sunshine
Title: Authorized Signatory

OLIFANT FUND, LTD.

BY:

/s/ Gabriel Sunshine
Name: Gabriel Sunshine
Title: Authorized Signatory

STRONGBOW FUND LTD.

BY:

/s/ Gabriel Sunshine
Name: Gabriel Sunshine
Title: Authorized Signatory

VALUE RECOVERY FUND LIMITED

BY:

/s/ Gabriel Sunshine
Name: Gabriel Sunshine
Title: Authorized Signatory

/s/ Nancy Zimmerman
Nancy Zimmerman

/s/ Gabriel Sunshine
Gabriel Sunshine